
May 28, 2021

Robert G. Haiman
Executive Vice President, General Counsel and Secretary
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254

> **Re: Ashford Hospitality Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 20, 2021**
> **File No. 333-256326**

Dear Mr. Haiman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory P. Patti